Exhibit 99.1

GFL Environmental Inc. Sets Date for Q2 2026 Earnings Release

MIAMI BEACH, FL, June 30, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that it will release its 2026 second quarter financial results after the market closes on Wednesday July 29, 2026 and will host an investor conference call related to this release on Thursday July 30, 2026 at 8:30 am Eastern Time.

A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-833-769-6440 in Canada or 1-833-461-5787 in the United States (meeting ID: 884 908 323) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://events.q4inc.com/analyst/884908323?pwd=PWAeME8n. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call.

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 18 U.S. states. GFL has a workforce of more than 15,000 employees across its organization.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com